EXHIBIT 23.1
The Board of Directors
Princeton National Bancorp, Inc.
We consent to the incorporation by reference in this registration statement of Princeton National Bancorp, Inc. on Form S-3 of our report dated March 17, 2008, on our audits of the consolidated financial statements and financial statement schedules of Princeton National Bancorp, Inc. and subsidiary as of December 31, 2007 and 2006, and for the years ended December 31, 2007 and 2006, which report is incorporated by reference in this filing on Form S-3. We also consent to the incorporation by reference of our report dated March 17, 2008 on our audit of the internal control over financial reporting of Princeton National Bancorp, Inc. as of December 31, 2007, which report is incorporated by reference in this filing on Form S-3.
/sig/ BKD, LLP
Decatur, Illinois

February 20, 2009